Mail Stop 3561

March 2, 2010

Timothy P. Halter, Chief Executive Officer
SMSA Crane Acquisition Corp.
174 FM 1830
Argyle, Texas 76226

RE: SMSA Crane Acquisition Corp.
Registration Statement on Form 10, as amended
Filed January 12, 2010
File No. 0-53803

Dear Mr. Halter:

We have completed our review of your registration statement on Form 10, as amended, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard Goodner, Esq.
Via Facsimile (817) 488-2453